UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

Helen of Troy Limited

 (Name of Subject Company (Issuer))

Helen of Troy Limited

 (Name of Filing Person (Issuer))

Common Shares, Par Value $0.10 Per Share
(Title of Class of Securities)

G4388N106
(CUSIP Number of Class of Securities)

Vincent D. Carson
Senior Vice President, General Counsel and Secretary

Helen of Troy Limited
c/o Helen of Troy L.P.

One Helen of Troy Plaza
El Paso, Texas 79912
(915) 225-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Crews Lott
Baker & McKenzie, LLP
2300 Trammell Crow Center
2001 Ross Avenue
Dallas, Texas 75201
(214) 978-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(*)
Not Applicable*	Not Applicable*

*                                        Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐                                   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

☒                                 Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                   third-party tender offer subject to Rule 14d-1

☒                                 issuer tender offer subject to Rule 13e-4

☐                                   going-private transaction subject to Rule 13e-3

☐                                   amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐                                   Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐                                   Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On February 10, 2014, Helen of Troy Limited, a Bermuda company (“Helen of Troy”), issued a press release stating that it is commencing a modified “Dutch auction” tender offer to repurchase shares of its common shares for an aggregate purchase price of up to $300 million.  A copy of the press release is included as Exhibit 99.1 to this Schedule TO.

The press release is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell common shares of Helen of Troy.  The tender offer will be made only pursuant to the Offer to Purchase, Letter of Transmittal and related materials that Helen of Troy will shortly be distributing to its shareholders and filing with the Securities and Exchange Commission.  Shareholders and investors should read carefully the Offer to Purchase, Letter of Transmittal and related materials because they contain important information, including the various terms and conditions of the tender offer.  Shareholders and investors may obtain a free copy of the tender offer statement on Schedule TO, the Offer to Purchase, Letter of Transmittal and other documents that Helen of Troy will shortly be filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov or by calling Georgeson Inc., the Information Agent for the tender offer, toll-free at 1-800-676-0281.  Shareholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.

Item 12. Exhibits

Exhibit Number	Description

99.1	Press Release, dated February 10, 2014